FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 21, 2019

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS Announces Decisions of its Board of Directors

November 21, 2019

MOSCOW, Russian Federation — MTS (NYSE: MBT; MOEX: MTSS), Russia’s leading telecommunications operator and digital services provider, announces the decisions reached at the meeting of the Board of Directors (“BoD” or “the Board”) held on November 20, 2019.

At the meeting, the Board approved the following composition of the MTS Management Board:

•                  Alexey Kornya, President & CEO;

•                  Inessa Galaktionova, First Vice President for Telecommunications;

•                  Vyacheslav Nikolaev, First Vice President for Customer Experience & Marketing;

•                  Tatyana Chernysheva, Vice President for Human Resources;

•                  Ilya Filatov, Vice President for Financial Services;

•                  Alexander Gorbunov, Vice President for Strategy & Development;

•                  Ruslan Ibragimov, Vice President for Government Relations & PR;

•                  Andrey Kamensky, Vice President for Finance;

•                  Dmitry Khalin, Vice President for Cloud & Digital Solutions (effective January 1);

•                  Dmitry Khomchenko, Vice President for Information Technology; and

•                  Igor Mishin, Vice President for Media.

Valery Shorzhin, Vice President for Cloud & Digital Solutions, will continue in his role until the appointment of Dmitry Khalin on January 1.

Alexey Kornya, President & CEO, commented: “I would like to thank Valery Shorzhin for his role in launching a wide variety of promising digital solutions and cloud services, as well as for his many years heading procurement at MTS, in which capacity he helped us maintain a competitive technical edge in telecommunications. His deep IT domain expertise was a key enabler of his success and to MTS’s ongoing digitization efforts. As Vice President for HR, Maria Golyandrina carried out landmark projects to drive our agile transformation, including setting up new product teams and upgrading our employee training initiatives. MTS’s transformation into a tech company and our expansion into an ecosystem of digital technologies would not be possible without the ability to attract top talent into new segments, as well as a culture of candor and cooperation across our organization. Our colleagues have now decided to pursue new opportunities outside the company, and we wish them every success in their new endeavors.”

“Joining our team are two new leaders who will help drive our expansion into new segments and strengthen our market position in line with our updated growth strategy. As Vice President for Cloud & Digital Solutions, Dmitry Khalin brings extensive global IT experience, having worked in roles across sales, strategy, and customer relations. And as Vice President for Human Resources, Tatyana Chernysheva brings deep expertise in organizational management, having worked both in local rep offices of top global companies, as well as venturing into independent projects in HR consulting. I am confident that Dmitry’s and Tatyana’s acumen, experience, and expertise will help stimulate our growth in new directions in order to further develop outstanding products and services for our  customers.”

Biographies of newly appointed members to the management board

Tatyana Chernysheva since 2017 has headed the leadership development practice at the Moscow office of Spencer Stuart International. From 2016-2017 she launched multiple independent projects in HR consulting.

In 2016, she worked at LSR Group as Deputy CEO for Human Resources & Organizational Development. From 2004-2016 she held a series of HR Director roles at local offices of leading global companies, including Lamoda Group, Alliance Healthcare, Danone Group, and Johnson&Johnson.

She graduated in 2000 from St. Petersburg State University with a degree in management.

Dmitry Khalin has worked at Microsoft Russia since 2007, including since 2014 as head of the IT policy department and General Director of the Microsoft Russia Development Center. He also leads the company’s AI strategy in Russia.

From 2006-2007 he worked as Director for Marketing at Xerox Russia, and earlier oversaw the company’s work with Microsoft partners from 1999 to 2006. He has also held leadership roles at DEC and Siemens.

He began his career in 1994 as a programmer at Russia’s Electronic Computing Research Center.

Dmitry was born in 1971 in Almaty, Kazakhstan. In 1994 he graduated with a degree in systems analysis from the Cybernetics Department at Moscow Engineering Physics Institute. He also holds an MBA from the Skolkovo Moscow School of Management, as well as a digital archictect certificate for cloud platforms. Since 2018 he has been an expert consultant on AI matters for the Russian Independent Directors Association.

***

For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

* * *

Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS), the leading telecommunications group in Russia and the CIS, provides a range of mobile, fixed-line and digital services. We serve over 100 million mobile subscribers in Russia, Ukraine, Armenia, and Belarus, and about 9 million customers of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.ir.mts.ru.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the

Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: November 21, 2019